EXHIBIT 99.1

Press Release Including 2005 Outlook

second quarter 2005

Report to shareholders for the period ended June 30, 2005

Suncor Energy financial results for second quarter reflect reduced production long-term growth outlook positive as company makes significant progress on oil sands fire rebuild and expansion projects

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this release are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see “Non GAAP Financial Measures” in Suncor’s 2005 second quarter management’s discussion and analysis on page 14 and 15. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation. Base operations refer to oil sands mining and upgrading operations.

Suncor Energy Inc. reported second quarter 2005 net earnings of $112 million ($0.24 per common share), compared to $202 million ($0.44 per common share) in the second quarter of 2004. Excluding the effects of unrealized foreign exchange losses on the company’s U.S. dollar denominated long-term debt, 2005 second quarter net earnings were $125 million ($0.27 per common share), compared to $227 million ($0.50 per common share) in 2004 second quarter. Cash flow from operations was $305 million in the quarter, compared to $490 million in the second quarter of 2004.

The decrease in earnings and cash flow was primarily due to lower production rates at Suncor’s oil sands facility, which was damaged by fire last January. This decrease was partially offset by higher commodity prices, higher refining margins and sales volumes in Suncor’s U.S. downstream operations, fire insurance proceeds and lower net financing expenses.

Net earnings for the first six months of 2005 were $210 million ($0.46 per common share), compared to $418 million ($0.92 per common share) for the same period in 2004. Cash flow from operations for the first six months of 2005 was $599 million, compared to $904 million in 2004.

Company-wide, Suncor’s total upstream production averaged 160,600 barrels of oil equivalent (boe) per day during the second quarter, compared to 264,000 boe per day in the second quarter of 2004. Oil sands production during the quarter averaged 128,200 barrels per day (bpd), including 8,700 bpd of in-situ bitumen production. This compares to the second quarter of 2004 when production averaged 225,900 bpd, including 15,100 bpd of in-situ bitumen production. Natural gas production in the second quarter of 2005 was 175 million cubic feet (mmcf) per day, compared to second quarter 2004 production of 209 mmcf per day.

During the quarter, Suncor made significant progress in rebuilding portions of the oil sands plant damaged by the January fire and expects to return to full production capacity of 225,000 bpd in the third quarter. Major repairs are complete and the remainder of the reconstruction effort is now focused on replacing piping and electrical systems to support operations. Planned maintenance, which had been originally scheduled for September, was brought ahead and is near completion.

“We’re looking forward to putting this short-term production setback behind us and we’re on target to have recovery work completed in September,” said Rick George, president and chief executive officer.

Following completion of the fire rebuild, Suncor expects to commission new expansion projects at the oil sands plant and increase production capacity to 260,000 bpd by year end. Additional work to increase Suncor’s oil sands production to 350,000 bpd in 2008 remains on schedule and on budget.

“Suncor’s oil sands team has done an exceptional job to put us back on track to meet our expansion goals,” said George. “We expect a strong finish to the year and reliable, strong production during 2006.”

Downstream plans to support future growth in oil sands were also advanced in the second quarter with the acquisition of the Colorado Refining Company, an indirect wholly-owned subsidiary of Valero Energy Corporation. The acquisition increased Suncor’s U.S. refining capacity to approximately 90,000 bpd. During the second quarter, Suncor’s U.S. downstream business generated refining margins of 9.5 cents per litre (cpl), compared to 9.0 cpl during the second quarter of 2004. Retail margins averaged 4.3 cpl in the second quarter of 2005, compared to 6.2 cpl the year before.

In the company’s Canadian downstream operations, Suncor generated refining margins of 7.3 cpl in the second quarter of 2005, compared to 7.4 cpl during the second quarter of 2004. Retail margins were 3.8 cpl during the second quarter of 2005, compared to 4.3 cpl the year before. Also during the quarter, Suncor received regulatory approval to construct an estimated $120 million ethanol facility near its Sarnia, Ontario refinery. The facility is expected to produce 200 million litres of ethanol annually when completed in 2006.

As Suncor invests for future growth, prudent debt management remains a priority. At the end of the second quarter, the company’s net debt was $2.9 billion. This is expected to increase as Suncor continues to fund growth during a period of reduced cash flow, primarily as a result of the January fire at Oil Sands. Suncor expects insurance proceeds will substantially mitigate impacts to the company’s balance sheet and, as insurance settlements are reached, the majority of proceeds are planned to be used to reduce debt.

“Suncor’s oil sands team has done an exceptional job to put us back on track to meet our expansion goals. We expect a strong finish to the year and reliable, strong production during 2006.”

Rick George president and chief executive officer

outlook for 2005

Suncor’s Outlook provides management’s targets for 2005 in certain key areas of the company’s business. Outlook forecasts are subject to change.

Oil Sands

As a result of the January fire at the company’s oil sands facility, production capacity is expected to average about 110,000 bpd plus bitumen production from in-situ operations. Suncor expects to return to production capacity of approximately 225,000 bpd in September and increase production capacity to 260,000 bpd by year end. Because Suncor is still working on fire recovery, specific targets for oil sands production, sales mix and cash operating costs are not currently available.

Natural Gas

Due to unplanned maintenance and weather related delays in drilling, Suncor has revised its annual Outlook to 195 to 200 mmcf per day from the original target of 205 to 210 mmcf per day. The revised Outlook is still expected to exceed the company’s projected purchases for internal consumption of natural gas. The circumstances affecting this revision are anticipated to only affect 2005. In subsequent years, Suncor’s Natural Gas business will continue to focus on annually increasing production by 3% to 5% in order to provide a financial hedge against natural gas use at the company’s oil sands and refining operations.

Factors that could potentially impact Suncor’s financial performance during 2005 include:

•                  final timing of the settlement and payment of insurance proceeds related to the fire damage and interruption of business at oil sands. There is no specific schedule for payments and Suncor expects insurance recoveries will extend beyond 2005.

•                  additional maintenance or updated maintenance schedules related to returning oil sands to full production, as well as delay or extension of work to tie-in major vessels required to meet Suncor’s plans to expand operations.

•                  a scheduled 42-day maintenance shutdown to portions of the Denver refinery during the fourth quarter has been rescheduled to the first quarter of 2006.

•                  ongoing volatility in global crude oil markets and North American natural gas and synthetic crude oil markets. Variability in crude oil supply may also impact Suncor’s realization on its crude oil sales basket. In the downstream, the pricing and availability of synthetic crude could also impact refining margins and profitability.